FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 29, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Gyula Fezekas, Matáv IR
+36 1 457 6186
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV HELD ITS ANNUAL ORDINARY SHAREHOLDERS’ MEETING

BUDAPEST – April 28, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider hereby announces that the company held its annual ordinary Shareholders’ Meeting on April 28, 2004. The Shareholders’ Meeting heard the Board report on the business management, the Matáv Group’s business policy and financial situation, and approved the Annual reports on Matáv’s business activities in 2003 according to the Accounting Act.

The Shareholders’ Meeting approved the Matáv Group’s 2003 Consolidated annual report according to Hungarian Accounting Rules (HAR) with HUF 1,051,974 million balance sheet total and HUF 80,919 million profit after tax.

The Shareholders’ Meeting approved Matáv Rt.’s 2003 Consolidated annual report according to Hungarian Accounting Rules (HAR) with HUF 923,268 million balance sheet total and HUF 75,174 million profit after tax.

The Shareholders’ Meeting decided to pay from the 2003 profit HUF 70 dividend on each share (of HUF 100 face value). Matáv Rt. will allocate to profit reserve the HUF 2,520,165,296 amount remaining from profit after tax and deduction of HUF 72,653,819,000 dividend payment. The dividend payment will start on June 2, 2004. On May 21, 2004 Matáv will publish a detailed announcement on the rules of dividend payment.

The Shareholders’ Meeting approved the submission on conversion of Matáv Rt.’s paper-based shares to dematerialized shares. (Article 408 (1) of Act CXX of 2001 on the capital market provides that the printed securities publicly traded before the entry into force of the Act shall be converted by the issuer to dematerialized securities by December 31, 2004.)

The Shareholders’ Meeting adopted amendments to the Company’s Articles of Association. Among others a decision was made to fix the period of assignment of Board and Supervisory Board members at 3 years, that is longer than now, to ensure more efficient and responsible performance of duties.

The assignment of Matáv Rt.’s Board and Supervisory Board expired on the date of the Shareholders’ Meeting. The shareholders elected the Board and Supervisory Board members.

Until May 31, 2007 or the date of the Shareholders’ Meeting closing the 2006 fiscal year, Matáv’s Board members will be: Elek Straub, Dr. István Földesi, Horst Hermann, Dr. Ralph Rentschler, Achim Berg, Michael Günther, Dr. Klaus Hartmann, Dr. Mihály Patai, Dr. György Surányi.

Until May 31, 2007 or the date of the Shareholders’ Meeting closing the 2006 fiscal year, Matáv’s Supervisory Board members will be: Péter Vermes, Gellért Kadlót, Géza Böhm, Attila Csizmadia, Dr. Klaus Nitschke, Wolfgang Hauptmann, Arne Freund, Joachim Kregel, Dr. László Pap.

The remuneration of Board and Supervisory Board members established in 2003 was left unchanged by the Shareholders’ Meeting.

The Shareholders’ Meeting selected PricewaterhouseCoopers Kft. for Matáv Rt.’s auditor for a period of two years ending on May 31, 2006.

The Shareholders’ Meeting modified the conditions of the Stock Option Program introduced according to a Shareholders’ Meeting resolution adopted on April 26, 2002. The third part of the Management Stock Option Program initially due on July 1, 2004 was cancelled. Accordingly the Shareholders’ Meeting modified the initial amount of HUF 1,700 million, up to which the Board was authorized to increase the equity capital through closed issue to enable operation of the stock option program, to HUF 490 million. (The conditions of the Program remain unchanged in respect of the 4,900,000 shares issued on July 1, 2002 as the first part of the Management Stock Option Program. The second part [5,600,000 shares] was cancelled in accordance with the resolution of the ordinary Shareholders’ Meeting held on April 25, 2003. The Shareholders’ Meeting revoked the authorization given to the Board for the purchase of the remaining 12,100,000 own shares.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: April 29, 2004